Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Mark Walter
Taylor Rafferty, London
+44-20-7614-2900

THIS ANNOUNCEMENT IS NOT FOR PUBLICATION OR DISTRIBUTION OR RELEASE IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Espírito Santo Financial Group S.A. Announces Final Terms of its Private Placement of €420 Million Senior Income-Notes plus Warrants – SWInGSTM

Luxembourg/Portugal – October 26th, 2005 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today the final terms of its private placement of €420 million of Fixed Rate Step-Up Notes due 2025 together with Warrants entitling the holder to subscribe to Ordinary Shares of ESFG, SWInGSTM (Stapled Warrant & Income-Note Guaranteed Securities). ESFG has granted the underwriter an option to purchase an additional €80 million principal amount of the SWInGSTM, exercisable up to 30 days after closing.

The Notes with Warrants are expected to be settled on or around November 15th, 2005. At issue, each SWInGSTM consists of one Warrant and one Note with a face value of €50,000 and an exercise price of €24.50 per share, which is equivalent to a conversion rate of 2,040.816 shares for each Warrant and represents a premium of 22.5% over the reference share price of €20.00. The interest rate on the Notes will be 3.55% in the first five years after issue and will step up to 5.05% thereafter. The Notes and Warrants may not be detached or be traded separately prior to 12 months following issue. Unless previously redeemed, exercised or purchased the Notes will be redeemed at their principal amount 20 years after issue. A Warrant holder will be able to exercise the Warrants from the 41st day after issue and up to the close of business day on the 7th day prior to maturity of the Notes by delivering the aggregate cash exercise price of €50,000 per warrant. Holders may simultaneously deliver for redemption at par one Note with a face value amount of €50,000 in respect of each Warrant exercised. The Notes can be called at par and the Issuer can terminate the exercise rights on the Warrants after the 5th anniversary of issue, subject to the underlying shares trading at a 140% premium to the then prevailing exercise price of the Warrants.

ESFG intends to use the net proceeds from the sale of the SWInGSTM to repay its €200 million outstanding principal amount of 4.75% Convertible Bonds due November 2006 and €110 million outstanding principal amount of 3.47% Convertible Bonds due February 2007 (together the “Convertible Bonds”), either by purchase in the market or at maturity to the extent such Bonds have not previously been converted or purchased, to repay other debt, to fund any capital requirements of the ESFG Group operating subsidiaries, and for other general corporate purposes. ESFG either directly or indirectly through agents, may purchase Convertible Bonds in the open market or otherwise at any time. Such purchases may be commenced, re-commenced and/or terminated at any time.

This announcement does not constitute or form part of an offer to sell or the solicitation of an offer to subscribe for any securities of ESFG.

Lehman Brothers is acting as Sole Bookrunner for ESFG in connection with the placement (“the Placement”).

Notes:

Espírito Santo Financial Group S.A. is an integrated financial services group and the Luxembourg based investment vehicle for the financial interests of the Espírito Santo Group, in Portugal, Europe and the rest of the world. The group is engaged in a broad range of activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. At 31st December 2004, its total consolidated assets were Euro 50.5 billion. ESFG is a public company, with its ordinary shares listed on the Luxembourg, London, Lisbon and New York (as ADSs) stock exchanges.

ESFG’s business is primarily centred in Portugal, where the majority of its investments are located. Its components are engaged in a wide variety of financial services centred on Banco Espírito Santo (“BES”) and on the Tranquilidade insurance group.

Stabilisation

In connection with the issue of the Notes and Warrants, Lehman Brothers International (Europe) (the “Stabilising Manager”) (or persons acting on behalf of the Stabilising Manager) may over-allot Notes with Warrants (provided that the aggregate principal of the Notes with Warrants allotted does not exceed 120 per cent of the aggregate principal amount of the Notes with Warrants) or effect transactions with a view to supporting the market price of the Notes with Warrants at a higher level than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or persons acting on behalf of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the Notes with Warrants is made and, if begun, may be ended at any time, but it must end no later than 30 days after the issue date.

Lehman Brothers International (Europe) of 25 Bank Street, London E14 5LE, which is authorised and regulated by the Financial Services Authority, is acting for ESFG in connection with the Placement and for no one else and will not be responsible to anyone other than ESFG for providing the protections afforded to clients of Lehman Brothers International (Europe) or for providing advice in relation to the Placement, the contents of this announcement or any matters referred to herein.

Any offer will be made by means of an institutional offer. The Placement and the distribution of this announcement and other information in connection with the Placement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as “Relevant Persons”). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this press release relates is available only to Relevant Persons and will be engaged only with Relevant Persons. In addition, if and to the extent that this announcement is communicated in, or the offered securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this announcement and the Placement are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the Placement may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.

This announcement may be an advertisement for the purposes of the Prospectus Directive (2003/71/EC) and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities. Any purchase of or application for securities of ESFG pursuant to the Placement should only be made on the basis of the information contained in the final prospectus expected to be issued on or about 15 November 2005 in connection with the Placement (the “Prospectus”). It is intended that copies of the Prospectus, when approved and published, will be available at the registered offices of ESFG, 231 Val des Bons Malades, L-2121 Luxembourg. The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

This document does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, any securities in ESFG to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. Neither the Notes nor the Warrants nor the ordinary shares issuable on exercise of the Warrants have been or will be registered under the US Securities Act of 1933 (as amended) (the “Securities Act”) or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States or of any province or territory of Australia, Canada or Japan. The Notes and Warrants are being placed and sold only outside the United States to non-US persons in offshore transactions in reliance on Regulation S under the Securities Act. Neither the Notes nor the Warrants nor the ordinary shares issuable on exercise of the Warrants may be offered or sold in the United States or to US persons absent an exemption from the applicable registration requirements of the Securities Act.

The Placement of the Notes and the Warrants has not been registered with the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”). Neither the Notes nor the Warrants are being offered or sold, nor will the Notes or the Warrants be offered or sold, in Luxembourg or to residents of Luxembourg otherwise than in accordance with applicable Luxembourg law.

No action has been or will be taken that would permit a public offering of any of the Notes and/or the Warrants in Luxembourg. Accordingly, no Notes and/or Warrants may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations, in particular the Law of 10 July 2005 on the prospectus for securities.

The Placement of the Notes and the Warrants has not been registered with the Portuguese Securities Market Commission (the “CMVM”). Neither the Notes nor the Warrants are being offered or sold, nor will the Notes or the Warrants be offered or sold, in Portugal or to residents of Portugal otherwise than in accordance with applicable Portuguese law.

No action has been or will be taken that would permit a public offering of any of the Notes and/or the Warrants in Portugal. Accordingly, no Notes and/or Warrants may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, no offer has been addressed to more than 200 (non-institutional) Portuguese investors; no offer has been preceded or followed by promotion or solicitation to unidentified investors, or preceded or followed by publication of any promotional material. The Placement of the Notes and the Warrants is intended for Institutional Investors. Institutional Investors within the meaning of Article 30 the Securities Code (Código dos Valores Mobiliários) includes credit institutions, investment firms, insurance companies, collective investment institutions and their respective managing companies, pension funds and their respective pension fund-managing companies, other authorised or regulated financial institutions, notably securitisation funds and their respective management companies and all other financial companies, securitisation companies, venture capital companies, venture capital funds and their respective management companies.

No information in this announcement or any of the documents relating to the Placement, including the Prospectus, can be relied upon as a guide to future performance.

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